Exhibit 99.2
FRESBAL INVESTMENTS, LTD.
December 1, 2008
Dan MacInnis
President and CEO
MAG Silver Corp
Dear Dan,
Fresbal Investments Ltd., a subsidiary of Fresnillo Plc. intends to make a formal offer for all of the outstanding shares of MAG Silver Corp not owned by Fresnillo or its affiliates for US$4.54 per share in cash. The offer will provide MAG shareholders with a liquidity option and the price represents a 12.38% premium to the 20 day volume weighted average trading price of MAG Silver shares on the American Stock Exchange for the period ending November 28, 2008.
Fresbal will have sufficient funds available and the closing of the offer will not be conditioned on obtaining financing. This will not preclude Fresbal from obtaining financing from third parties. The offer will be subject to customary conditions, such as a minimum tender and the waiver of MAG’s Shareholders Rights Plan.
Multi-Lateral Instrument 61-101 requires an independent valuation prior to mailing this offer to MAG shareholders. Pursuant to section 2.3 of MI 61-101, we are formally requesting that an independent committee of MAG’s board of directors retain a valuator and supervise the preparation of a valuation in a timely manner.
Based on your press release dated October 15, 2008, we understand that MAG has created an independent committee of directors, which has been considering MAG’s strategic alternatives, and retained financial advisors and legal counsel, which should help to expedite this request. Our advisors have informed us that we should reasonably expect the valuation to be completed within 30 days.
The best interests of the shareholders of MAG will be met by providing the valuation as soon as possible, as Fresbal intends to mail its formal takeover bid circular to MAG shareholders as soon as practicable upon receipt of the completed valuation.
We have given considerable thought to the price that we are prepared to offer for the MAG shares and have no intention of amending the price based on discussions with MAG or based upon the results of the formal valuation. That said, we would be happy to discuss the timing and logistics of the bid process with you at your earliest convenience, so as to ensure that MAG shareholders may receive this liquidity option in the most timely manner.
Sincerely,
Fresbal Investments Ltd.
Jaime Lomelín
CEO
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